AM 3/8/2005

05037579

SEC ... IISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2005

SEC FILE NUMBER
8-53081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GGET, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 Brookside Drive
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John N. Givissis (203) 302-9228
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2005

OATH OR AFFIRMATION

I, John N. Givissis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GGET, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

[signature] Frederick A. Edwards, Jr.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Members of
GGET, LLC

In planning and performing our audit of the financial statements and supplemental schedules of GGET, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1 Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and the National Association of Securities Dealers, Inc, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005

GGET, LLC

Statement of Financial Condition
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
GGET, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GGET, LLC (the "Company) at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement of condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement of condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 25, 2005

GGET, LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 19,828
Receivable from brokers and dealers	13,199,452
Securities owned, at market value	1,270,915
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $136,721	90,554
Prepaid expenses and other assets	423,292
	$ 15,004,041
Liabilities and Members' Equity	
Liabilities	
Securities sold, but not yet purchased, at market value	$ 3,513,086
Accrued expenses and accounts payable	1,487,882
	5,000,968
Subordinated borrowings	4,550,000
	9,550,968
Commitments (Note 9)	
Members' equity	5,453,073
	$ 15,004,041

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

GGET, LLC (the "Company") is a Delaware limited liability company wholly owned by the Company's senior management directly through two limited liability companies, G&G Partners LLC and MKG Holdings LLC. The Company was organized on November 8, 2000 and became a registered broker dealer on July 17, 2001.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company commenced operations in January 2002, engaging in the brokering of listed and over-the-counter equity securities to institutional customers, and is designated as a Level 3 NASDAQ Market Maker. It earns income from commissions charged to customers.

The Company acts as an introducing broker and clears all of its transactions through its clearing broker-dealer on a "fully disclosed" basis. The Company does not carry customer accounts and does not receive or hold customer funds.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the terms of leases or the estimated useful lives of the improvements.

All financial assets and financial liabilities, except for the subordinated borrowings, are stated at amounts which approximate fair value. It was not practicable to determine the fair value of the subordinated borrowings as market prices or current rates were not readily available for similar notes.

The Company clears all of its securities transactions through a clearing broker on a "fully disclosed" basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The Company engages in certain soft dollar arrangements with clients whereby the Company provides research to its clients and, in return, the Company receives soft dollar commissions.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that may not have yet occurred. However, based on experience, the Company believes the risk of loss is remote.

3. Receivable from Brokers and Dealers

Amounts receivable from brokers and dealers at December 31, 2004, consists of the following:

Receivable from clearing firm	$ 12,392,473
Commissions receivables	741,780
Other receivable from clearing firm	65,199
	$ 13,199,452

Receivable from clearing firm represents cash balances on deposit. Commissions receivables are balances due from the Company's clearing broker.

The Company is subject to credit risk should the clearing broker be unable to repay the balance. However, the Company does not anticipate non-performance by this counterparty.

4. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, but not yet purchased are recorded at market value and reflect equity securities positions. Securities owned represent those securities owned which have been pledged as collateral and may be rehypothecated by the clearing broker.

5. Subordinated Borrowings

The subordinated interest bearing borrowings of $4,550,000 are due July 31, 2007. There has been no change in balance from prior year.

For the period January 1, 2004 through June 30, 2004, interest was calculated quarterly based on the three month Treasury bill rate as published in the Wall Street Journal. The Company extended the term of its subordinated borrowings during August and has calculated interest payable at a rate of 7% per annum for the period July 1, 2004 through December 31, 2004. The subordinated borrowings are with Members of the Company and are available in computing net capital under the SEC's uniform net capital rule. These borrowings are covered by approved agreements with the NASD. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Allocations and Distributions

For the purpose of maintaining capital accounts, after giving effect to Special Allocations as defined in the Operating Agreement, profits and losses shall be allocated each fiscal year among the Members in accordance with their Membership Interest as defined in the Operating Agreement.

The Members may distribute any amounts to the Members in accordance with their Membership Interest to the extent permitted by applicable law, as the Members may in their sole discretion determine.

In the event of a liquidation of the Company, the assets of the Company shall be distributed to the Members in the following manner and order of priority:

(i) First, to creditors of the Company including Members who are creditors, to the extent permitted by law in satisfaction of debts, liabilities and obligations of the Company other than debts, liabilities and obligations for which reasonable provision has been made, and

(ii) Second, to the Members in accordance with their Membership Interests.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2004, the Company had net capital of approximately $8,857,095, which was approximately $8,607,095 in excess of its required net capital of $250,000. The company's ratio of aggregate indebtedness to net capital was .17 to 1.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as its clears its customer transactions through its clearing broker on a fully disclosed basis.

8. Financial Instruments with Off-Balance-Sheet Risk

The Company has sold securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

9. Commitments

The Company is obligated under lease commitments for office space which expire on November 30, 2005 and December 31, 2009. Future minimum rental commitments under these lease agreements are as follows:

2005	$ 80,708
2006	40,754
2007	41,977
2008	43,236
2009	44,533
	$ 251,208

The Company occupies space in Connecticut owned by a Partner of one of the Company's Members under a month-to-month arrangement. The monthly rent is $14,000.

10. Transactions with Affiliates

Included in prepaid expenses and other assets is a total receivable due in the amount of $370,901 from one of the partners in MKG Holdings LLC.